UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ARCOS DORADOS HOLDINGS INC.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-35129	Not Applicable
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina

(Address of principal executive offices and Zip code)

Juan David Bastidas
Chief Legal Officer
+54 (11) 4711-2504

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Background

Arcos Dorados Holdings Inc. (“Arcos Dorados” or the “Company”) is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants.  Arcos Dorados has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela.

As of December 31, 2013, Arcos Dorados operated or franchised 2,062 McDonald’s-branded restaurants in Latin America and the Caribbean.

As part of its business strategy, Arcos Dorados offers toys and promotional items in its Happy Meals products.

Item 1.01 Conflict Minerals Disclosure and Report

In 2013, Arcos Dorados contracted to manufacture toys and promotional items that contain certain “conflict minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) that may be necessary to the functionality or production of such products.

Arcos Dorados does not directly purchase any “conflict minerals,” nor does it have any direct relationship with any mines or smelters that process these minerals.

Conflict Minerals Disclosure

Arcos Dorados has conducted in good faith a reasonable country of origin inquiry regarding such “conflict minerals.” This reasonable country of origin inquiry was reasonably designed to determine whether any of the conflict minerals contained in its products originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources.

As part of this inquiry, Arcos Dorados identified all of its suppliers with which it contracted to manufacture toys and promotional items that could have contained conflict minerals in the year ended December 31, 2013. Arcos Dorados sent conflict minerals questionnaires to, and received responses from, all of these suppliers. When some of these suppliers indicated that certain toys and promotional items they manufacture for Arcos Dorados contain or may contain conflict minerals, the Company subsequently sought additional information and clarifications from these suppliers for the purposes of its reasonable country of origin inquiry.

As a result of this reasonable country of origin inquiry, Arcos Dorados has no reason to believe that any necessary “conflict minerals” contained in its toys or promotional items may have originated in the Democratic Republic of the Congo or an adjoining country.

This “Conflicts Minerals Disclosure” is also available on our website at  www.arcosdorados.com/ir.html (Governance tab). The information contained on, or that can be accessed through, our website is not part of this Form SD and is not deemed incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCOS DORADOS HOLDINGS INC.

By:	/s/ Juan David Bastidas
Name:	Juan David Bastidas
Title:	Chief Legal Officer

Dated: June 2, 2014